Sanofi-aventis Announces Dismissal

of U.S. Securities Law Suit

regarding Zimulti® (rimonabant)

Paris, France – September 28, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the U.S. District Court for the Southern District of New York has dismissed with prejudice the putative securities class action law suit previously brought against the Company.

The plaintiffs in the dismissed suit purported to represent a class of persons who relied on allegedly misleading or inaccurate statements made by or on behalf of the Company regarding the drug candidate Zimulti® (rimonabant) prior to its failure to obtain FDA approval in 2007.

In its decision, the court determined that plaintiffs had failed to state an actionable claim.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

1 / 1